Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

September 4, 2018

Duke Realty Limited Partnership

Pricing Term Sheet

$450,000,000 4.00% Senior Notes due 2028

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated September 4, 2018 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

4.00% Senior Notes due 2028

Issuer:	Duke Realty Limited Partnership

Title of Security:	4.00% Senior Notes due 2028

Ranking:	Senior Unsecured Notes

Size:	$450,000,000

Gross Proceeds:	$445,167,000

Net Proceeds (before expenses):	$442,242,000

Maturity:	September 15, 2028

Coupon:	4.00%

Public Offering Price:	98.926%, plus accrued and unpaid interest from September 11, 2018

Yield to Maturity:	4.132%

Spread to Benchmark Treasury:	+123 basis points

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Price / Yield:	99-24+ / 2.902%

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2019

Optional Redemption:	Prior to June 15, 2028 at the Make-Whole Amount of Treasury plus 20 bps. On or after June 15, 2028 the notes will not include a Make-Whole Amount.

Trade Date:	September 4, 2018

Settlement Date:	T+5; September 11, 2018

Distribution:	SEC registered

CUSIP:	26441YBB2

ISIN:	US26441YBB20

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Wells Fargo Securities, LLC Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC Regions Securities LLC Scotia Capital (USA) Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Use of Proceeds:	The company will use the net proceeds from the offering to repay $224 million aggregate principal amount of secured debt, to fund development, to repay borrowings under its revolving credit facility and for general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

Barclays Capital Inc.	1-888-603-5847 (toll free)

J.P. Morgan Securities LLC	1-212-834-4533 (collect)

RBC Capital Markets, LLC	1-866-375-6829 (toll free)

UBS Securities LLC	1-888-827-7275 (toll free)

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